Filed by:  The Stanley Works
                          Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                           Subject Company:  The Stanley Works
                                                    Commission File No. 1-5224



Attached are two newspaper articles regarding reincorporation in Bermuda that we thought would be of interest.


The Wall Street Journal, May 16, 2002

                           The Flight to Bermuda


                  "Any one may so arrange his affairs that his taxes shall be as low as possible; he is not bound to choose that pattern which will best pay the Treasury. There is not even a patriotic duty to increase one's taxes." - Judge Learned Hand (1934)

                  It's probably just dumb luck that John Trani, the put-upon chairman of toolmaker Stanley Works, has become the latest political poster child for corporate evil. Ever since Mr. Trani announced plans to set up a P.O. box in Bermuda and thereby save his company $30 million a year in U.S. corporate income taxes, he's been labeled everything from tax cheat to traitor. If you didn't know better, you might think Stanley Works' behavior is irresponsible or even unique. It's neither.

                  Only two days ago, two other firms - including Cooper Industries, a Stanley Works competitor - received shareholder approval to reincorporate in Bermuda, which has no income tax. Last year Ingersoll-Rand, another competitor, did the same. Since 1994 more than 20 large U.S. firms across a range of industries have reincorporated in tax havens such as Bermuda and the Cayman Islands, or are planning to. When companies are fleeing the U.S. tax code to stay competitive abroad, there's something wrong with the tax code, not with the companies.

                  The U.S. corporate income tax tops off at 35% and is applied to a company's income world-wide, not just to income earned domestically. This puts American-based multinationals at a huge disadvantage with foreign rivals in overseas markets. Most countries, particularly in Europe, have lower rates and tax only income earned within their borders. At 35%, the U.S. rate is the fifth-largest among 26 OECD nations.

                  In the case of Stanley Works, some 28% of its revenue is foreign-sourced, which means a Bermuda address will cut its tax bill by almost 30%. Mr. Trani says the other options are letting his company be acquired by a foreign rival or going under - neither of which would be good for its consumers, employees or shareholders. No wonder Bermuda looks good.

                  Congress has responded to this sensible corporate activity with bad bills and worse arguments. Senator Max Baucus (D., Montana) and Chuck Grassley (R., Iowa) propose punitive fees for companies that reincorporate offshore. Their House colleagues, Richard Neal (D., Massachusetts) and Scott McInnis (R., Colorado) want to redefine what constitutes a domestic corporation for tax purposes.

                  All of these measures are being pushed in the name of saving jobs and preserving the U.S. "tax base." Buy they ignore the incentive side of the equation. The reality is that U.S. companies are fleeing sky-high rates and a ridiculously complex tax regime. The legislation addresses neither problem, which means it does nothing to help make U.S. firms more competitive.

                  The current wave of U.S. companies seeking tax havens abroad isn't the first. Reinsurance and financial services companies (the ones that weren't acquired by foreign competitors, that is) led the way the 1980s. In 1960, 18 of the world's 20 largest companies were headquartered in the U.S. By 1996 that number was eight. Between 1998 and 2001, 78% of all large cross-border acquisitions involved foreign companies acquiring U.S. companies. Put another way, the U.S. tax code is one reason "Daimler" comes first in DaimlerChrysler.

                  We've long argued in this space that businesses don't pay corporate taxes anyway. People do, which is to say, shareholders, employees and consumers. Today more Americans than ever before are bearing the burden of this tax through 401(k) plans and mutual fund holdings.

                  To criticize U.S. firms for reducing their tax bill is to lose sight of why we want tax competition - and why we encourage it domestically. Many major U.S. companies (including the one that publishes this newspaper) incorporate in Delaware to take advantage of its low corporate tax rate and less burdensome regulations. Competition of this sort among the states is beneficial because it encourages the efficient use of tax dollars. States spend money more carefully if raising rates could mean losing businesses. And business, in turn, can concentrate on building better products and offering better services rather than appeasing the state treasury.

                  These same principles apply internationally, and we need tax laws that reflect them. Far from being an unpatriotic tax-dodger, Stanley Works is merely a messenger, alerting the politicians to what will happen in the absence of reform. The patriotic move for Congress is to take Judge Hand's words to heart, stop bashing businesses for practicing capitalism, and get to work on reforming the tax code.



The Hartford Courant, May 16, 2002

                   U.S., Not Stanley, Deserves Most Blame


Byline:  Tom Condon

                  You have to wonder what kind of lowlife grifter would help big corporations such as The Stanley Works avoid taxes by reincorporating in Bermuda.

                  Wait...it's Uncle Sam.

                  The U.S. Internal Revenue Code lays out the road map. A company that meets certain characteristics qualifies. It's legal. So, as bad as it looks - and it looks almost comically sleazy, like a Carl Hiassen plot twist - I can't blame Stanley for taking advantage of it.

                  The New Britain-based toolmaker has been excoriated in the local and national press for its reincorporation plan, which would allow the company to avoid being taxed on its foreign income and thus save $30 million a year.

                  Several members of Congress have jumped on the pigpile. "It may be legal but it's not right," U.S. Sen. Joe Lieberman said the other day. If it's not right, the fault lies much more with Uncle Sam than with Uncle Stanley.

                  The government cannot create a tax loophole and realistically expect taxpayers not to use it because of good will and patriotism. When you do your taxes, do you leave a few deductions on the table because of good will and patriotism? I don't, either. Corporate directors do the same for their shareholders. That shouldn't be news.

                  Stanley, with half of its 14,000-member workforce abroad, is a player in the global economy. It is a world economy; most large corporations are multinational today. But the political structure is still national. There's a gap.

                  The challenge for Congress is not to see who can fire off the best sound bite about Stanley, it's to create a tax code and trade treaties that let companies based in the U.S. compete fairly in the global market.

                  Here's the simple math. Stanley has a plant in Thailand. It pays a tax of about 20 percent to the Thai government on income there. But since its U.S. tax rate is about 35 percent, it has to pay an additional 15 percent, the difference between 20 and 35, to Uncle Sam.

                  The problem is that Asian companies and Stanley's U.S. competitors, such as Ingersoll-Rand and Cooper Industries who've already gone Bermudan (Cooper voted to do so this week), don't have to pay the additional 15 percent. They can reduce prices.

                  Well, consumers drive the economy. They'll usually buy the less expensive hammer or tape measure. Over time, and not that much time, Stanley will either have to move the whole company overseas or see it go the way of the dozen other hardware manufacturers who used to be in New Britain. Capitalism is a tough game.

                  Congress shouldn't act hastily, as some are urging, but should think this through. It's silly, ludicrous, that a company can change its tax status by opening a paper subsidiary in Barbados and a post office box in Bermuda, but that's how it works. Big accounting firms are selling packages to do this, though Stanley got the idea from a Business Week article. As we learned in the Enron mess, the accountants are getting way too powerful (see Jan Mayer's article "The Accountants' War" in the April 22 issue of The New Yorker.

                  Though it is legal, Bermuda tax dodge looks bad, like another junk bond or S&L scam, and people respond viscerally. They think they're being had, forced to pay taxes while a fat cat skips town, and are angry. The income not taxed against the corporation eventually will be taxed against the shareholder when it comes back to this country. Accelerating capital gains payments on the stock, as the reincorporation will do, creates a $150 million taxable event.

                  But appearances are important. If the Bermuda deal looks unseemly, it will discourage people from paying taxes, and we shouldn't be doing that. It goes down particularly hard in New Britain, where so many people remember The Stanley Works as almost a civic monument. It's not the old Stanley, nor is it the old world.

                  Congress has to step in. Nobody seemed to mind when reinsurance companies were incorporating in Bermuda, possibly because it kept the cost of insurance down. But if everybody does it, then we invite chaos. We need to think differently about tax, perhaps tax consumption more than sales. In any event, Congress needs a plan that will let companies such as Stanley compete fairly in the world market without giving up their post office box in good old New Britain.


The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 will be filed with the Securities and Exchange Commission ("SEC") which will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contined Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.